SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Record oil production in Brazil

Rio de Janeiro, December 30th, 2010 – Petróleo Brasileiro S.A. – Petrobras informs that in December it achieved three new records in Brazil: the monthly, annual and daily oil production averages. The monthly average for December will be approximately 2,120 thousand barrels a day, against the previous record of April of this year of 2,033 thousand barrels. The volume produced in the month is 4.4% higher than the production achieved in November of this year (2,030 thousand bpd).

In addition to the monthly record, the Company recorded yet another daily record. On December 27th, oil production reached 2,256 thousand barrels. With these results, the Company closes 2010 with a level of production higher than 2 million barrels a day (2,003 thousand bpd), which also represents a new annual record.

This performance was mainly due to five new wells coming into production in the Campos Basin during the month: CHT-9 and BFR-3, in the Cachalote and Baleia Franca fields, both interconnected to FPSO Capixaba; wells JUB-9 and JUB-14, which produce connected to the newly installed P-57 platform, in the Jubarte field; and CRT-43, which was given the working name Carimbé and is a producer well nestled in the pre-salt layer of the Caratinga field, which is connected to platform P-48.

With the aggregate contribution of these five wells, it was possible to add more than 100,000 barrels per day to Petrobras' production in Brazil. Furthermore, it is important to highlight the high level of operational efficiency achieved in the month by the Stationary Production Units (SPU) of all operating units.

The good performance of fields located in mature areas in Northern and Northeastern Brazil and in the state of Espírito Santo also contributed to the results. These fields, where production had been declining in recent years, managed to maintain an average production of around 213,000 barrels of oil per day in 2010 thanks to the revitalization effort undertaken by Petrobras.

Another highlight was production being kicked-off at well SPS-55, which initiated the Extended Well Test in the Guará area, in the Santos Basin pre-salt layer.

www.petrobras.com.br/ri Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.